July 29, 2010

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
NextEra Energy, Inc. (NextEra Energy)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2010
File No. 001-08841

Florida Power & Light Company (FPL)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 002-27612

Dear Mr. Owings:

We hereby submit our response to the comments set forth in your letter dated July 15, 2010, with respect to your review of the above referenced periodic reports filed under the Securities Exchange Act of 1934.

For the convenience of the staff of the Securities and Exchange Commission (the Staff), the Staff's comments are included and followed by NextEra Energy's responses and, where applicable, FPL's responses.  In addition, we subdivided the first question and response.

Form 10-K for the fiscal year ended December 31, 2009

Note 2.  Employee Retirement Benefits, page 71

1.	We note your response to comment 17 from our letter dated May 26, 2010. We re-issue our prior comment. In this regard:
	(a)	please disclose a description of the regulatory treatment of your other postretirement benefit costs,

	(b)	the status of any pending regulatory action related to these costs, and

	(c)	the period over which the deferred amounts are expected to be recovered in rates.

	(d)	Further, tell us if you have met all the requirements of FASB ASC 980-715-25-5 with regard to your deferred other postretirement benefit costs. We may have further comment.

Company Response:  The regulatory assets disclosed in Note 2 of the 2009 Form 10-K, page 72, were recognized in connection with the adoption of FASB ASC 715-30-25-1 through 254 (FAS 158) and relate to NextEra Energy's supplemental executive retirement plan (SERP) and other postretirement benefit plan (OPEB).  At December 31, 2009, the separate components were as follows:

	SERP	OPEB	Total
	(millions)

Unrecognized prior service costs	$2	$-	$2
Unrecognized transition obligation	-	7	7
Unrecognized (gain) loss	6	39	45
Total	$8	$46	$54

The following responds to the Staff's specific comments:

(a)
All regulatory assets related to OPEB costs (including the unrecognized transition obligation and unrecognized loss) are being recovered in rates pursuant to a 1994 Florida Public Service Commission order.

(b)	There are no pending regulatory actions related to OPEB costs nor is there any indication of potential changes to the FPSC order mentioned above.

(c)
The $7 million transition obligation, initially established upon the adoption of FAS 106, is being amortized over 20 years and will be fully amortized by 2012.  The amortization of the $39 million unrecognized loss is subject to the 10% corridor and, when outside the corridor, is amortized over the estimated average remaining service period of active participants.

(d)
We believe that all of the requirements of FASB ASC 980-715-25-5 (EITF 92-12) have been met.  All costs are being recovered through the ratemaking process and they are the same as those recorded for accounting purposes (not on a pay-as-you-go basis).

Definitive Proxy Statement on Schedule 14A

Annual Incentive Awards for the Named Executive Officers, page 43

2.
We note your response to comment 23 from our letter dated May 26, 2010.  Please generally discuss the review board's aggregate determination regarding the Company's operational performance and how they generally reached that determination.

Company Response:  The review board’s aggregate determination regarding the Company’s operational performance in 2009 was that such performance exceeded target by a small amount.  The review board concluded, however, that the Company’s operational performance in 2009, as compared to the operating performance targets established at the beginning of the year, was not as good as it had been in recent years.

In order to reach its determination, as set forth at the end of the third paragraph on page 23 of the Company’s proxy statement for the 2010 annual meeting of shareholders (2010 Proxy Statement), the review board reviewed:

“…the Company’s (including its subsidiaries’) performance compared to the Executive Annual Incentive Plan operating performance targets, including whether targets have been achieved, exceeded or missed…”

Each of the operating performance targets and the extent to which the review board considered it to have been achieved is set forth on pages 42 and 43 of the 2010 Proxy Statement.  The extent to which the review board determined operating performance goals to have been met or exceeded, or instead to have been missed, as compared to the goals set prior to the beginning of the period, was as follows:

Florida Power & Light Company Goals achieved or exceeded:
•	Operations & maintenance costs (plan-adjusted)
•	Capital expenditures (plan-adjusted)
•	Net income (although the review board also considered the fact that, on a weather-normalized basis, the goal had been missed)
•	Regulatory return on equity
•	Fossil generation availability - the amount of time during a given period that a power generating unit is available to produce power
•
Service reliability – service unavailability (the review board also considered that, although performance was within the top quartile, and significantly better than the national average, the level achieved by FPL was 84 minutes, which was below the subgoal of 76 minutes)

•	Service reliability – average frequency of customer interruptions
•	Employee safety – OSHA recordables/200,000 hours
•	Significant environmental violations
•	Customer satisfaction – residential value surveys
•	Successful completion of new generation build

Florida Power & Light Company Goals missed:
•	Nuclear industry composite performance index (although the review board also considered the fact that performance exceeded industry average)
•	Service reliability – average number of momentary interruptions per customer
•	Base rate proceeding

NextEra Energy Resources, LLC Goals achieved or exceeded:
•	Employee safety – OSHA recordables/200,000 hours
•	Significant environmental violations
•	Meet budgeted cost targets
•	Performance under FERC and NERC reliability standards
•	Equivalent forced outage rate (as to which the review board noted that top decile performance had been achieved)
•	Hedged budgeted gross margin for 2010
•	New U.S. wind development/acquisitions
•	New growth opportunities in solar, gas infrastructure, transmission, Canadian wind and M&A
•	Pre-tax income contribution from all asset optimization, marketing and trading activities

NextEra Energy Resources, LLC Goals missed:
•	Earnings (plan-adjusted)
•	Nuclear industry composite performance index (although the review board also considered the fact that performance was well above industry average)

After reviewing and discussing the specific operational performance goals achieved, exceeded or missed, and, to the extent exceeded or missed, by what margin such targets had been exceeded or missed, the review board concluded that the Company’s achievement of the operational performance targets was not as good as it had been in previous years, and therefore assigned a value to the achievement of those goals that was lower than in previous years.

If you would like to discuss NextEra Energy's and FPL's responses to the Staff's comments or any other matters, please contact me at (561) 691-7800.

Sincerely,

ARMANDO PIMENTEL, JR.
Armando Pimentel, Jr. Executive Vice President, Finance and Chief Financial Officer of NextEra Energy, Inc. and Florida Power & Light Company